UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

Entravision Communications Corporation
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

29382R107
(CUSIP Number)

March 26, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 29382R107

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Thomas Weisel Partners Group, Inc. 20-3550472
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware (USA)
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 6,300,000
	6	Shared Voting Power: 0
	7	Sole Dispositive Power: 6,300,000
	8	Shared Dispositive Power: 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,300,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Item 9: 12.06%
12	Type of Reporting Person (See Instructions): CO

ITEM 1.

(A)	NAME OF ISSUER: Entravision Communications Corporation

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

2425 Olympic Boulevard
Santa Monica, CA 90404

ITEM 2.

(A)	NAME OF PERSONS FILING: Thomas Weisel Partners Group, Inc.

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

One Montgomery Street
San Francisco, CA 94104

(C)	CITIZENSHIP: Delaware (USA)

(D)	TITLE OF CLASS OF SECURITIES: Common Stock

(E)	CUSIP NUMBER: 29382R107

ITEM 3. Not Applicable

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ___ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 6,300,000

(b) Percent of class: 12.06%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  6,300,000

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:  6,300,000

(iv) Shared power to dispose or to direct the disposition of:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Thomas Weisel Partners Group, Inc. is the sole managing member of Thomas Weisel Partners LLC.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: April 2, 2009

	By:	/s/ Mark Fisher
	Name:	Mark Fisher
	Title:	General Counsel and Secretary

(1)
Thomas Weisel Partners Group, Inc. exercises discretionary authority as ultimate parent over the investments of Thomas Weisel Partners LLC. Thomas Weisel Partners Group, Inc. claims beneficial ownership of all 6,300,000 shares.  The Schedule 13G is filed by Thomas Weisel Partners Group, Inc. on behalf of the following subsidiary:

Thomas Weisel Partners LLC